Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Amendment No. 1 to Form S-3) and related Prospectus of Silver Spring Networks, Inc. for the registration of up to $200,000,000 of common stock, preferred stock, debt securities, warrants to purchase common stock, preferred stock or debt securities, subscription rights to purchase common stock, preferred stock or debt securities and units, consisting of some or all of these securities in any combination, together or separately, and to the incorporation by reference therein of our report dated March 9, 2016, with respect to the consolidated financial statements of Silver Spring Networks, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

San Jose, California

August 9, 2016